      Exhibit 1          1

Oi S.A. – In Judicial Reorganization

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) 33.30029520-8

PUBLICLY HELD COMPANY

EXCERPT OF THE MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON MARCH 5th, 2018

As secretary of the meeting of the Fiscal Council, I hereby CERTIFY that the sole item of the Minutes of the Meeting of the Fiscal Council of Oi S.A. – In Judicial Reorganization, held on March, 05, 2018 at 9a.m., by conference call, reads as follows:

“(…) the meeting moved to the  the agenda, with the present members of management making a brief explanation about the Credits’ Capitalization conditions, as set forth in Clauses 4.3.3.2 and 4.3.3.5 of the Judicial Reorganization Plan approved by the Creditors’ General Meeting and ratified by the Judicial Reorganization Court (“Plan”). Thereafter, the Fiscal Council members assessed and discussed the subject and made their considerations. The Fiscal Council members informed that they do not have any reservations about the Credits’ Capitalization criterion, within the authorized capital limitation set forth in the Company’s bylaws, through the capitalization of part of the Unsecured Credits of the Qualified Bondholders in accordance with the provisions set forth in the Plan, and with article 171, paragraph 2nd of Law No. 6,404/76, considering that the Credits’ Capitalization is set forth in the Plan which was approved by the creditors at the Creditors’ General Meeting and ratified by the Judicial Reorganization Court. The members of the Fiscal Council requested that the Management keep the Fiscal Council updated with any relevant decision made by the Board of Directors with respect to the transaction. Fiscal Council member Gilberto Braga recorded that the term for the credits conversion is in progress and for this reason the amounts arising from the exercise of such rights by the creditors and the fulfillment of their conditions are not known. Consequently, the exact amount of the capital increase is not yet known. For this reason, the Fiscal Council member Gilberto Braga records that the opinion issued refers exclusively to the criterion of the capitalization transaction. As explained, the Credits’ Capitalization will be undertaken by the issuance of, at least, one billion, thirty nine million, eight hundred and sixty eight thousand, four hundred and seventy nine (1,039,868,479) and, not exceeding one billion, seven hundred and fifty six million, fifty four thousand, one hundred and sixty three (1,756,054,163) new common shares, nominative and without par value, with an issuance price of BRL 7.00 (seven reais), so that the total amount of the Credits’ Capitalization will be, at least, BRL 7,279,079,353.00 (seven billion, two hundred and seventy nine million, seventy nine thousand, three hundred and fifty three Brazilian reais) and not exceeding BRL 12,292,379,141.00 (twelve billion, two hundred and ninety two million, three hundred and seventy nine thousand, one hundred and forty one Brazilian reais), respecting the authorized capital limitation and paid with the capitalization of part of the credits held by holders of the Oi Group company’s issued bonds, which are in process of judicial reorganization and dully reflected in the Company’s financial statements. The whole amount of shares to be issued during the Credits’ Capitalization will depend on the choice of payments options made by the Qualified Bondholders and of the Exchange Offer to be undertaken to the Qualified Bondholders in the United States. The issuance of the maximum amount of new shares and Warrants resulting from the Credits’ Capitalization, as well as the exercise of the whole amount of the Warrants, may cause a dilution of 70% (seventy per cent), on a fully-diluted basis, to the current shareholders of the Company. The capital increase resulting from the Credits’ Capitalization is subject to the right of first refusal of the current shareholders of OI as described below.

The price of issuance of BRL 7.00 (seven Brazilian reais) was fixed, without an unjustified dilution to the current shareholders of the Company, in accordance with Article 170, paragraph 1 of Law No. 6,404/76, based on independent negotiations undertaken between the Company and its creditors pursuant to the judicial reorganization and based on, among others, the Company’s future profitability perspective. The Company’s common issued shares resulting from the Credits’ Capitalization will grant to its holders the same rights, advantages and restrictions granted by the Company’s other issued common shares, including receipt of dividends and/or interest on capital declared by the Company from the date the capital increase resulting from the Credits’ Capitalization is ratified by the Board of Directors. The shares issued from the Credits’ Capitalization may be subscribed by the shareholders of the Company, through the right of first refusal, in cash, and within a minimum period of thirty (30) calendar days, from the publication of the notice to the shareholders that will inform of the beginning of the period for exercising the right of first refusal (“Notice to the Shareholders”), when it will also be informed the date on which the shares will be traded ex-subscription rights. In case of the exercise of the right of first refusal, in cash, by the Shareholders of the Company, the amount of shares to be subscribed by the holders of the Unsecured Credits of the Qualified Bondholders will be reduced by a corresponding amount and the amount paid in the exercise of such right will be delivered to the holders of the capitalized credits pro rata to the credits held by each of them. Based on the maximum amount of the capital increase resulting from the Credits’ Capitalization and on the current Company’s shareholder structure, each one (1) common share and each one (1) preferred share will grant to its holder the right to subscribe 2,5989929669 common shares issued in the Credits’ Capitalization. The payment of the shares in escrow at B3 will follow their own rules and procedures of B3’s Central Securities Depository, while the payment of the shares in escrow with Banco do Brasil will follow their own rules and procedures. The shareholders will comply with the terms set forth in the Notice to the Shareholders, both regarding the exercise of the right of first refusal and the payment of the shares connected to such right, in compliance with the terms set forth by B3 and Banco do Brasil. The Company’s Shareholders and the assignees of the right of first refusal will be ensured the right to participate in the apportionment of any unsubscribed shares during the term of the exercise of the right of first refusal. The percentage for the exercise of the right of subscription of unsubscribed shares will be obtained by the division of the amount of unsubscribed shares by the total amount of shares subscribed by those who have declared their interest in the unsubscribed shared during the period of the exercise of the right of first refusal, multiplying the obtained ratio by 100. There may be, at the administration’s discretion, one or more rounds of unsubscribed shares. The shares’ fractions resulting from the exercise of the right of first refusal, of the subscription of unsubscribed shared or of the apportionment of the shares will be disregarded. By the time of the exercise of the right of first refusal, the subscribers willing to subscribe unsubscribed shares during the period of the exercise of the right of first refusal must declare, in the Subscription Bulletin, their intention of subscribe unsubscribed shares, in case there are any. Once the period of the exercise of the right of first refusal and the disclosure of the unsubscribed shares’ apportionment has ended, the shareholders will indicate the amount of unsubscribed shares they are willing to subscribe, which may even be superior to the minimum amount of unsubscribed shares of which each of the shareholders are entitled to, pursuant to the declarations of interest in the unsubscribed shares. The shareholders must comply with the terms set forth in the Notice to the Shareholders both to the exercise of the right of first refusal and to the payment of the shares entitling such right, in compliance with the terms set forth by B3 and Banco do Brasil. After the effective subscription and payment of the new shares, and once the minimum value set forth is reached, the Credits’ Capitalization will be ratified totally or in part, depending on (i) the result of the choice process of the payment options by the Qualified Bondholders, which term was postponed to March 8th, 2018 as result of a decision by the Judicial Reorganization Court as of February 26, 2018 and (ii) an Exchange Offer that the Company will make to the Qualified Bondholders that opted for the referred payment option pursuant to the Plan. In case the whole amount of shares are subscribed, the Company’s capital stock will be BRL 33,730,753,295.00 (thirty three billion, seven hundred and thirty million, seven hundred and fifty three thousand, two hundred and ninety five Brazilian reais), being the new amount of the capital stock ratified in a new Board of Directors Meeting. By virtue of the possibility of the partial ratification of the capital increase resulting from the Credits’ Capitalization, the subscribers will be able to condition the subscription of the shares to (i) the subscription of the whole amount of shares constituting part of the Credits’ Capitalization (maximum amount of BRL 12,292,379,141.00 (twelve billion, two hundred and ninety two million, three hundred and seventy nine thousand, one hundred and forty one Brazilian reais), or (ii) the subscription of the minimum amount of BRL 7,279,079,353.00 (seven billion, two hundred and seventy nine million, seventy nine thousand, three hundred and fifty three Brazilian reais) indicating (ii) if it will receive: (a) the total amount of subscribed shares or (b) the equivalent amount to the proportion between the number of shares effectively subscribed and the maximum number of shares subjected to the Capital Increase. If the subscriber does not make any declaration, the interest of the subscriber in receiving the total amount of subscribed shares that he or she holds will be presumed. There will also be issued Warrants, observing the limits of the authorized capital, which will be granted to the subscribers of shares subject to the capital increase related to the Credits’ Capitalization (“Warrants”), with the following characteristics: (a) Amount of Warrants: it will be issued an amount up to 135.081.089 (one hundred and thirty five million, eighty one thousand and eighty nine) Warrants, considering the maximum value of the Capital Increase – Credits’ Capitalization, each 13.00000004 new common shares will grant right to one (1) Warrant, being void the delivery of fraction of Warrants, which will always be disregarded; (b) Price of Issuance: the Warrants will be granted to the shares’ subscribers pursuant to the capital increase, in accordance with Article 77 of Law No. 6,404/76 and have as reference value BRL 7.00 (seven Brazilian reais), to be fully destined to the Company’s capital reserve; (c) Series: issued in a single series; (d) Amount of Shares: each Warrant will grant to its holder the right to subscribe one (1) common share; (e) Termination, Term and Form of Exercise: the Warrants will be exercisable at any time, at the holder’s sole discretion, for ninety (90) days, starting as of one (1) year  from the date the capital increase resulting from the Credits’ Capitalization is ratified by the Board of Directors. The beginning of the period of exercise will be anticipated in the following hypothesis: (i) disclosure of a Material Fact about the undertaking of the Capital Increase- New Resources set forth in Clause 6 of the Plan and in the Backstop Agreement; or (ii) in case any transaction that results in the modification of the Company’s control is carried out, whatever occurs first. Regarding item (i), the Company will inform the market, via Material Fact at least fifteen (15) business days in advance, of the shareholders’ general meeting or the board of directors’ meeting to decide upon the Capital Increase- New Resources so that its holders may have sufficient time to exercise the Warrants and be assured their right of first refusal in the subscription pursuant to the Capital Increase – New Resources. The Warrants’ holders will have to declare their intention to exercise their Warrants by means of a Request of Exercise to be undertaken by its custodian to B3 or in writing to the Company, directing Banco do Brasil and specialized agencies indicated in the disclosed Notice to the Shareholders. For all legal purposes, the date of exercise will be the date of receipt of the request of exercise by B3 or by the Company, as applicable; (f) Form and Issuance: the Warrants will have book-entry form and will be automatically issued in the moment the shares object to the Capital Increase – Credits’ Capitalization are issued to their respective subscribers; (g) Price of Exercise: the price of exercise of each Warrant will be of the amount of Brazilian reais equivalent to USD 0.01 (one U.S. Cent) per new common share (“Price of Exercise”); (h) Subscription and Payment: the subscription of shares resulting from the exercise of the Warrants will take place the moment that this right is exercised and the payment of the subscribed shares will be undertaken upon the payment of the Price of Exercise, observing the rules and procedures of B3’s Central Securities Depository and Banco do Brasil, as applicable; (i) Periodic Update of the Number of Shares: Monthly, and until the Warrants keep floating, a Board of Directors will be held to modify the amount of the capital stock, in case the exercise of the rights granted by the Warrants took place during that time; (j) Rights and Advantages of the Exercisable Shares: the common shares of the Company’s issuance resulting from the exercise of the right granted by the Warrants will be entitled to dividends that come to be declared by the Company from the date of the ratification of the Capital Increase resulting of the Credits’ Capitalization by the Board of Directors and to all rights and benefits that are granted to the other holders of common shares of the Company’s issuance, on an equal basis with the other shares issued by the Company; (k) Trade: the Warrants will be traded at B3 from a date still to be disclosed by the Company. The Credits’ Capitalization will comply with the other conditions set forth in the Plan.”.

All members of the Fiscal Council were present and affixed their signatures: Pedro Wagner Pereira Coelho, Gilberto Braga e Álvaro Bandeira.

Rio de Janeiro, March 5th, 2018.

Arthur Jose Lavatori Correa

Secretary